ABSA

07023880

Group Se... Groep Sekretariaat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

24 May 2007

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

FAX: 00 1 202 772 9207

FILE REFERENCE NO.
082-04569

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT

Attached please find a copy of an announcement in respect of dealings in securities by a Director in Absa Group Limited shares as published on the Johannesburg Securities Exchange's News Service (SENS) on Friday, 18 May 2007.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

PROCESSED
JUN 0 1 2007 E
THOMSON
FINANCIAL

Yours faithfully

W R SOMERVILLE
GROUP COMPANY SECRETARY

dw 5/31

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
ISIN: ZAE000067237
JSE share code: ASA
Issuer code: AMAGB
(Absa Group)

ABSA BANK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/004794/06)
ISIN: ZAE000079810
JSE share code: ABSP
(Absa Bank)

NOTICE OF DEALINGS IN SECURITIES IN TERMS OF PARAGRAPHS 3.63 TO 3.74 OF THE JSE LISTINGS REQUIREMENTS

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of the JSE Limited the following information is disclosed.

Name:	TS Munday
Designation:	Absa Group non-executive director and Absa Bank non-executive director
Date of transaction:	17 May 2007
Number of shares purchased:	1 000 at 13 750 cents per share
Nature of transaction:	Purchase of shares
Class of securities:	Absa Group ordinary shares of 200 cents each
Value of transaction:	R137 500.00
Nature of interest:	Direct beneficial

Clearance has been obtained in respect of this dealing in securities.

Lead sponsor:
Merrill Lynch South Africa (Proprietary) Limited

Co-sponsor:
Absa Capital, a division of Absa Bank Limited

Johannesburg
18 May 2007

END